February 8, 2005


Via Facsimile (212) 878-8375 and U.S. Mail

Kathleen L. Werner, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

RE:	iStar Financial Inc.
      Schedule TO filed January 31, 2005
      File No. 005-79428

Dear Ms. Werner:

      We have reviewed the above-referenced filing and have the following comments.
General

1. We refer to Exhibit 99.5 of your Form 8-K filed on January 21, 2005. We remind you and your counsel that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of
1995.  See Section 21E(b)(2)(C) of the Exchange Act and Regulation
M-
A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please avoid references to the safe harbor provisions of the Reform Act in future filings.
Does Falcon intend to declare a Dividend prior to the expiration of the Offer? Page 3

2. Please clarify whether the dividend will result in an adjustment to the $7.50 offer. If so, please clarify how that adjustment will be calculated. Please be advised that if the offer price is adjusted it is the staff`s position that at least 10 days must remain in the offering. See Rule 14e-1(b).
Section 2. Acceptance for Payment, page 13

3. We refer to the penultimate paragraph of this section. Please revise the disclosure to clarify that all conditions to the offer, other than those conditions relating to required regulatory approvals, must be satisfied or waived prior to expiration, and that a delay in payment for shares would not necessarily be consistent with Rule 14e-1(c).

Section 3. Procedures for Tendering Shares, page 14

	Appointment as Proxy, page 17
4. Refer to the disclosure in the penultimate sentence, which states
"the Purchaser must be able to exercise full voting rights with respect to such shares." This language seems to exclude current shareholders who are not deemed record holders of the shares for purposes of a shareholder vote, and thus appears to violate Rule 14d-
10(a)(1).  Please revise.
Determination of Validity, page 17

5. Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender of securities, you will waive that condition for all other tenders as well. Please carefully review the document and make corresponding revisions elsewhere as appropriate. Make corresponding changes to Instruction 10 to your Letter of transmittal.
Section 11. Background of the offer, page 25

6. With a view towards additional disclosure, supplementally explain the nature of the computations and computation assistance provided by
Goldman Sachs.
7. The first full paragraph on page 27 suggests that the Company may have provided bidder or its representatives with non-public financial forecasts or projections in connection with the negotiation and structuring of this transaction. If so, please disclose those projections or forecasts and the assumptions underlying them in the offer materials. If you do not believe disclosure is required, explain supplementally the basis for that belief.
Section 14. Conditions of the offer, page 36

8. Please revise your disclosure to clarify that all conditions of the offer, other than those relating to necessary governmental approvals, must be satisfied or waived as of the expiration. As currently drafted, your conditions appear to survive expiration through the date of acceptance of tendered shares for payment.
9. We note your last offer condition relating to the opinion of Hogan
& Hartson "as of the date of purchase of Shares pursuant to the Offer." See our last comment above regarding the need to deem all conditions satisfied or waived as of the facts as they exist at the
Expiration Date, rather than at any time thereafter. Please revise this condition, or explain supplementally how it is consistent with our position.
Section 16 Fees and Expenses, page 48

10. Quantify the "reasonable and customary compensation" referred to in this section. See Item 1009(a) of Regulation MA.

Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions

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February 8, 2004
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE